Silver Screen Studios, Inc.
                 2002 Perimeter Summit Blvd.
                         Suite 1275
                      Atlanta, GA 30319
                    (404) 751-3450 phone
                     (404) 522-1447 fax
                     sssu@mindspring.com


                        April 5, 2005



                Letter of Date March 18, 2005


James Webster, Staff Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549-0312


Dear Sir:

We are responding to your letter of date March 17, 2005. We have just received the letter on today April 4, 2005 due to what appears to be a mailing delay.


We will address each comment in your letter and this is our reply.

     Form 10KSB for the period ending on December 31, 2004 filed on March 14, 2005 by Silver Screen Studios, Inc.
     Auditor's Report, page F-1

Our Reply: We will have our auditor amend the audit report and we will re-file the Form 10KSB as soon as the report is amended.

      Statement of Cash Flow, page F-7.

Our reply: The furniture and equipment were contributed during the fiscal year ending on December 31, 2003 and was disclosed on the Form 10KSB for the period ending on December 31, 2003. The items were not a contribution during the period beginning on January 1, 2004 and ending on December 31, 2004.

      Fixed Assets: page F-10.

Our  Reply:  The fixed asset listed is the film,  Murder  by
Deception. The editing process was not completed on December 31, 2004, the asset will not be placed into service until the editing process, and the color correction process is completed.

      Note #2 Operating Facilities, page F-11.


Our Reply: We are reviewing your reference SAB Topic 5.T and we will supplement this reply as soon as the review of your reference is completed.



If there are any further questions, please forward to our attention for immediate review.


Sincerely,


Silver Screen Studios, Inc.


/s/ Otto Fletcher, III, CEO
______________________________
Otto Fletcher, CEO.